February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (925) 924-6100

Robert C. Hagerty
President and Chief Executive Officer
Polycom, Inc.
4750 Willow Road
Pleasanton, CA 94588

      Re: **Polycom, Inc.**
               Definitive 14A
               Filed April 25, 2007
               File No. 0-27978

Dear Mr. Hagerty:

We have reviewed your December 12, 2008 response to our comments of November 30, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor